EXHIBIT 99.3

PRESS RELEASE

Banro Provides an Operational Update for its Projects in the DRC

Toronto, Canada – November 21, 2012 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide an operational update of its projects in the Democratic Republic of the Congo (the “DRC”) and an outlook for 2013.

Highlights
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Twangiza’s expansion is underway, with US$9 million already committed to increasing CIL and elution capacity, aiming at throughputs of 1.7Mtpa and recoveries of 87-90%, delivering in the order of 10,000 ounces per month by Q4 2013, with a further upgrade to 2Mtpa planned for 2014.

●	Namoya’s development is on track for mid-2013 commissioning and ramp up to peak production of 13,000 ounces per month by December 2013.

Exploration work during 2012 continued to delineate additional targets on all four projects, as highlighted in the Company’s press release dated November 15, 2012, most of which are oxides and free-milling material, with the prospect of defining additional ounces, and replacing depleted ounces at existing production sites.

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Continuing to move towards becoming a fully integrated gold mining company with a reduction in contractors, rightsizing and multi-skilling of the expat workforce, with significant cost benefits being delivered over the past quarter.

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Pre-feasibility studies concluded for hydro-electric power generation projects revealing attractive, low capital cost opportunities to deliver optimal power solution to both Namoya and Twangiza within the next two years. This will lead to material cost reductions, potentially driving costs below the targeted US$500/ounce, staving off industry-wide inflation, thereby achieving Banro’s goal of becoming a low cost gold producer.

Twangiza
Since declaration of commercial production effective September 1, 2012, production at Twangiza has been approaching the current target of 8,000 ounces of gold per month. Whilst mechanical issues surrounding the motor for Ball Mill 1 resulted in lower than expected production for the month of September, where only 5,123 ounces were poured, production improved to 6,534 ounces recovered during October and this is projected to improve again for November approaching the 8,000 ounce range. Operating costs will remain steady at US$5.6 million per month for Q4 2012, bringing cash costs per ounce into the US$750/ounce range and, as general operating efficiencies improve and as the benefits of the plant upgrade outlined below are realised, cash costs will reduce every quarter and are targeted to be in the order of US$550/ounce by end 2013.

The engineering towards the plant upgrade, aimed at enhancing production security and increasing plant throughput to 1.7Mtpa, plus improving recoveries to around 90%, has largely been completed.

The upgrade will entail: the installation of a strengthened grid grizzly and rock breaker; the replacement of the primary crusher (MMD mineral sizer) with a larger and more powerful unit; upgrading the apron feeder power pack; the speeding up of conveyor belts; the replacement of the secondary cone crusher; the installation of four additional CIL tanks; and the installation of a second elution circuit, including kiln and gold room. Orders have been placed for the steel and equipment in order to achieve the above, and project completion is anticipated during Q3 2013. Further upgrades are planned to be undertaken in early 2014, or as cash-flows allow, which will enable plant throughputs to be further increased to 2Mtpa.

In addition to this, Twangiza has undergone a streamlining process in terms of the use of contractors as well as upgrading of its operating resources. This model will form the blueprint for future operations as the Company moves towards becoming a fully integrated low cost gold producer. The following major initiatives have been achieved to date:

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The new management and supervisory team, consisting of multifaceted specialists across the disciplines, is now largely in place, enabling some construction skills to be transferred to Namoya, resulting in an overall reduction of Banro and contractor expatriate numbers;

●	The switch from contractor mining to owner mining has been completed. This has resulted in mining targets being consistently achieved and beaten;
●	The Run-of-Mine (“ROM”) pad area has been extended by approximately one third, enabling optimum blending in terms of grade and material type;
●	The mobile fleet maintenance workshop has been moved to a location immediately adjacent to the Twangiza Main pit, eliminating the previous 16-kilometre round trip;
●	The two million litre fuel storage facility immediately adjacent to the power house has been fully commissioned, providing two months of on-site capacity;
●	Raw water delivery to the metallurgical plant has been halved following the improvement of return water pumping arrangements now established at the Tailings Management Facility (TMF);
●	The five year toe of the TMF has been completed;
●	Relocation housing will be completed at the residential community of Cinjira by the end of December 2012.

At Twangiza, the bulk of the exploration activities focused on the definition drilling of the near-mine Twangiza East and West targets with the object of replacing mineral reserves depleted during the year.

The preliminary work carried out on the Twangiza North porphyry material has demonstrated that the bulk of the transition and primary porphyry material could also be processed through the existing CIL plant. Further metallurgical and engineering studies are underway to confirm the results of the preliminary work. The results of the preliminary study will be published in the new-year as part of Banro’s mineral resource and mineral reserve update.

In terms of the current status of operations, Mill No 1 has been put back into service, and both mills have demonstrated more than enough capacity to handle planned increased tonnages. The re-introduction of Mill No 1 resulted in an immediate improvement in processed tonnage and gold output since September, such that forecast production of 8,000 ounces per month should be achievable over the current quarter. In addition, it is anticipated that operating costs will be reduced as operating efficiencies are improved, as reliance upon contractors is decreased, and overall expatriate numbers diminish. As the benefits of the plant expansion and consolidation plan are realised during 2013, cash costs per ounce are expected to progressively decrease from in the order of US$700/oz during Q1 2013 to in the order of US$550/ounce by Q4 2013. In terms of capital expenditure for 2013, because of the plant expansion exercise, this will be higher than on-going sustaining capital required for the remainder of the mine life. Greater earnings potential exists when hydro-electric power generating facilities are introduced, where cash costs could be further significantly reduced.

Namoya

Development progress remains on track to commission the plant by mid-2013, and ramp up to full production by end Q4 2013. This timetable comes with a number of challenges in terms of critical paths, specifically the mobilization of steelwork and plant equipment over the next three months. To this end, significant focus is on the improvement of the main road access to enable timely transfer of heavy machinery and out of gauge cargo to site in order to meet deadlines for the completion of bulk earthworks and civil engineering works.

The Company’s decision to perform a number of key functions internally, including the purchase its own earthworks fleet, has resulted in a higher budget than initially planned, as previously reported. This decision provides timetable improvements and is expected to contribute towards minimizing future operating costs.

Specific progress at Namoya has been as follows:

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All erection, earth moving and civil equipment for development and operational requirements have been procured and deployed to site to execute the project construction deliverables for the metallurgical processing plant, heap leach pads and tailings management facility;

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To secure the supply of sand and aggregates required for the main civil works, a crushing, screening and washing plant has been procured and erected on site. The source of raw material for this plant is hard rock from a quarry situated 6 kilometres from the mine site;

~~●~~	Civil works for production infrastructure commenced in September 2012 and earthworks required prior to commencement of the construction of the metallurgical plant are now well underway;

●	Category A civil works are scheduled for completion during Q1 2013 and planned to be released in a phased sequence for the erection of structural steel and the installation of mechanical equipment;

●	Procurement of all long lead mechanical and electrical equipment is now complete and deliveries to site are expected to commence during Q4 2012;

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Designs for 60% of the 1,000 tonnes of structural steel required for the construction of the metallurgical plant have been completed and orders placed with manufacturers, which will enable shipments to commence during Q4 2012. The remaining  design work is in progress and drawings are planned to be released to manufacturers during Q4 2012, thus enabling final deliveries to site during early Q2 2013;

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Electrical and control system designs have been completed and orders placed with manufacturers and suppliers. Factory acceptance testing is current with the release of equipment scheduled to commence in Q1 2013.

Construction works are planned to be completed toward the end of Q2 2013, followed by commissioning, and ramp up is expected to be completed during Q3 2013. Name plate gold production is expected to be achieved by the end of Q4 2013.

Hydroelectric Power Study

Further to the above, Banro has completed a pre-feasibility study which examines two options for the potential generation of hydro-electric power at Namoya. The first would be the re-engineering and refurbishment of an existing disused facility to provide a generation capacity of 4.5 MW and capacity factor of 60%, at an estimated capital cost of some US$22 million. This would potentially result in a US$59 million saving in fuel costs over life of mine, for the first phase only. The second green-field option would have a capacity factor of 97% and an estimated capital cost of US$44 million. This could potentially result in fuel cost savings over life of mine of US$77 million for the first phase only. The construction period for both project options would be 18 months from completion of detailed engineering design.  The Company is currently looking at external funding options for the hydro, which may determine the option selected. Given the guaranteed off-take from Banro and the region, the Company believes such funding can be secured within the next six months to allow this project to be started. The attraction of hydro would be a significant improvement of the CIL economics where a higher power demand is required for grinding compared to the Heap Leach.

The hydro project would be capable of providing power for the heap leach plant, with potential to upgrade generation capacity to provide sufficient power for a further 1.5-2Mtpa CIL plant, leading to steady state power costs of less than US$0.01 per kilowatt hour. Based on the Company’s budgeted diesel costs of US$1.65 per litre, this would translate into a cost saving of some US$150/ounce, and could reduce the project’s total operating costs below the US$500/ounce range, and significantly increase the returns from this project. A report on the hydroelectric options will be released shortly, with guidance on the funding options.

Exploration

In terms of exploration, and as press released on November 15, 2012, drilling has identified increased oxide and free-milling material at the Namoya project, with attractive widths and grades, these appearing to be open ended both along strike and at depth.  These new targets are not included in the current mineral resource but are expected to add to the existing resource base. The metallurgy of these targets is attractive, with recoveries through a CIL plant in the order of 95%, which would justify adding a milling circuit and additional CIL capacity.

The team is currently completing a resource update, which will be followed by a preliminary economic assessment (“PEA”). This is expected to be released within the next few months and will have the advantage of using real costs from current operations. The potential impact of adding a 1-2Mtpa milling circuit and CIL plant will be examined, which would treat higher grade material whilst low grade material would continue to report to the heap leach facility.

The conversion of these additional resources into reserves will be the focus of the exploration objectives for 2013, as well as the completion of a full feasibility that will allow for a 2014 project development. With the infrastructure at Namoya developed, and the existing footprint in terms of civil works being designed to accommodate such a plant expansion, it is likely that the proposed CIL expansion could be constructed over 12 months, allowing for a 2014 build and 2015 production. Assuming a facility of 1-2Mtpa was introduced this would increase production to between 300,000 and 400,000 ounces per annum.

Lugushwa

The exploration work has delineated a number of targets, some of which have been drilled. The recent drilling has intersected a number of high-grade zones mainly within the oxide domain which was highlighted in the released of November 15, 2012. The drilling program delineated extensions to the known mineralization and the results will be used to upgrade inferred mineral resources to the indicated mineral resource category for inclusion in the update of the overall mineral resource anticipated for early 2013. “The wide zones of near-surface mineralization at Lugushwa have potential to become a bulk-mineable resource,” commented Banro VP, Exploration, Daniel Bansah. “Since 2011, we have had confirmation of the potential for mineable oxide resources from the significant Lugushwa resource base, which will be a catalyst for the completion of the resource update by early 2013. Results from the resource update will inform the decision to proceed with further exploration to and the completion of a PEA during 2013, the exact timing of which will be driven by continued exploration success.”

The bulk of the proposed exploration work for 2013 at Lugushwa will focus on the completion of the shallow infill and extension drilling to assist in the completion of the PEA.  There will also be a refocus of regional exploration towards the southern part of the concession which has the most favourable and consistent results. An increased amount of metallurgical test work will also be carried out during the second half of 2013. Once a positive PEA is completed, the Company intends to undertake a feasibility study of the Lugushwa property, and adding this project to the production pipeline..

Kamituga

The Kamituga property has been the subject of a “fast track results driven” exploration program since February 2011, which explains the Companies overspend on the exploration budget for 2012, with surface and adit mapping, soil geochemistry, trenching/channel sampling and auger, RC and diamond drilling. In addition, ground geophysical studies (Pole-Dipole and IP survey) were also conducted to increase geological understanding and to identify possible extensions to the identified mineralised zone within the property.

The drilling program in the Kamituga project was aimed at testing and following up delineated targets from surface soil geochemistry, trenching and auger drilling at the different prospects, with the objective of defining the down-dip and strike-extensions of the deposit as well as the control of mineralization within the property. Details of the drilling results have been published in the Company’s November 15, 2012 press release, which demonstrate the presence of extremely high-grade, narrow widths quartz zones similar to the material mined from underground by the previous owners and medium-high grade, wide zones of gold mineralization that require additional drilling to further delineate and define additional resources before determining the full potential of the property.

Simon Village, President & CEO Banro, commented, “It is clear that, with the work undertaken on all sites throughout 2012, and taking cognizance of some teething problems encountered throughout the year in terms of Twangiza’s now recognized mechanical shortfalls, Banro’s prospects of becoming a significant African gold producer are very real. It is anticipated that infill drilling and metallurgy will confirm additional oxide and free-milling ounces at Twangiza North, which will extend Twangiza’s mine life and underpin the current expansion exercise. We have also identified the opportunity to add a second development phase at Namoya to treat the high-grade resources now being drilled, and this constitutes a change in Banro’s development strategy. Rather than embarking upon green-fields construction of new operations at either Lugushwa or Kamituga, brownfield expansion at Twangiza and Namoya will come first. We believe this approach will ultimately deliver higher returns on capital already invested, as well as provide accelerated production growth. Our ability to expand on sites where we have established infrastructure will also allow time to focus on increasing our resources at the other projects and optimizing our management structures, systems and controls, which we believe is essential to enable the optimal development of Banro’s property portfolio and establish ourselves as a low cost producer.”

Qualified Persons

Colin J.S. Belshaw, FIMMM, I.Eng., Banro Vice President, Operations and Daniel K. Bansah, Banro Vice President, Exploration and a Chartered Professional Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M), each of whom is a "qualified person" (as such term is defined in National Instrument 43-101), have reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Simon Village, President & CEO, United Kingdom, Tel: +44 (0) 788 405 4012,
or
Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada; +1 (416) 366-2221,
or
Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-9189 , +1-800-714-7938, Ext. 2802 or info@banro.com

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of future gold production and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note Concerning Resource and Reserve Estimates

The Company’s mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that its mineral resource and mineral reserve estimates are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.